FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL RECEIVED PROCESSING MAR 01 2002 WASH. D.C. 354 SECTION

For 27 February, 2002

PROCESSED MAR 08 2002 THOMSON FINANCIAL

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2002
354
WASH, D.C.

Directors' Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr J P Garnier — The Administrators of the SmithKline Beecham Senior Executive Bonus Investment Plan notified the Company and Dr Garnier on 26 February 2002 that he had increased his interest by 174.869 Ordinary Share ADRs at an average price of $49.83 per share following the re-investment of the dividend paid to shareholders on 3 January 2002.

SM Bicknell
Company Secretary

27 February 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 27 February, 2002

By:
VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc